Hannon Armstrong Securities, LLC

Schedule II – Statement Regarding the Exchange Act of 1934 Rule 15c3-3 and Possession or Control

December 31, 2015

The Company is exempt from Rule 15c3-3 and the Possession or Control Rule of the Exchange Act of 1934 under Paragraph (k)(2)(i) of that Rule.



HANNON ARMSTRONG
SECURITIES, LLC
MEMBER FINRA AND SIPC

Hannon Armstrong Securities, LLC Exemption Report
For the Period from January 1, 2015 through December 31, 2015

Hannon Armstrong Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from January 1, 2015 through December 31, 2015 without exception.

Hannon Armstrong Securities, LLC. (SEC 8-68659)

I, Carolyn J Kasky, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Carolyn J Kasky

Title: CFO and Financial Operations Principal

February 26, 2016